October 25, 2024

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
10370 Richmond Ave., Suite 1325
Houston, Texas 77042

       Re: Flowco Holdings Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 15, 2024
           CIK No. 0002035149
Dear Joseph R. Edwards:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 85

1. We note your revised disclosure in response to prior comment 11. Please further revise to discuss the results of each segment's income from operations. October 25, 2024
Page 2
2. We note your revised disclosure in response to prior comment 12. Please further revise to disclose what portion of the 40% increase in rental revenue is attributable to the increase in the number of average active systems sold, general price increases of your active systems, and your active system mix evolving toward higher priced HPGL systems. Refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 89

3. We note your revised disclosure in response to prior comment 7. Please further revise to include a quantified discussion of the potential payments due under the TRA assuming exchange of all LLC interests and the factors that may impact such amounts, such as the market price of your stock at the time of exchange and the prevailing federal tax rate, similar to the disclosures you added to page 77. Flowco MergeCo LLC
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

4. We note your revised disclosure in response to prior comment 20. Please further explain to us how you determined that control transfers to the customer when they are notified the equipment is complete and ready for pick up. In this regard, tell us whether after such notification has been made if the equipment is separately identified and if you have the ability to use the equipment or direct the equipment to another customer. Also tell us the average length of time between when notification is given and the equipment is picked up. Refer to ASC 606-10-55-82 and 55-83.
Note 10. Share-based Compensation, page F-25

5. We note your responses to prior comments 9 and 21. Please revise your disclosure here to indicate that upon completion of the organizational transactions the respective plans governing these profit units will end with all profits units vesting. In this regard, we refer you to adjustment (5) on page 80.
Flogistix
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-71

6. We note your response to prior comment 25 and revised disclosures. Please tell us and revise to describe what the arrangements to lease compressor packages entail, the nature of the non-lease service component, and how you determined it is the predominant component in the rental agreement. Also, tell us how these arrangements differ from the Flowco MergeCo LLC arrangements that include the lease of compressors and non-lease components, but the lease of the equipment is considered the predominate component.
 October 25, 2024
Page 3

        Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   John Stribling